Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion

Preliminary Pricing Supplement dated September 6, 2011

$[—] Notes due September 30, 2021 Linked to the Performance of the Australian Dollar Relative to the U.S. Dollar Global Medium-Term Notes, Series A F-190

Key Terms:	Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date[1]:	September 27, 2011

Issue Date[1]:	September 30, 2011

Maturity Date: [2,4]	September 30, 2021, subject to early redemption as described under “Redemption at the Option of the Issuer”.

Denominations:	Minimum denomination of $1,000 and integral multiples of $1,000 in excess thereof.

Reference Asset[3]:	The U.S. dollar per Australian dollar exchange rate (the “AUDUSD Currency Exchange Rate”), which appears on Bloomberg page WMCO1 to the right of caption ‘AUD’ under the caption “MID”, at approximately 4 p.m., London time, or on any substitute screen thereto on the relevant date, as determined by the calculation agent in a commercially reasonable manner and in accordance with general market practice.

Payment at Maturity:	If the Notes are held to maturity, the investor will receive a payment at maturity in U.S. dollars equal to the principal amount of the Notes, plus the unpaid Interest Amount due on the final Interest Payment Date.

Interest Amount:

•       On the first Interest Payment Date, which will occur on September 30, 2012, the investor will receive an amount in U.S. dollars equal to the product of (a) the principal amount of the Notes and (b) the Initial Interest Rate, calculated as follows per $1,000 principal amount Note:

$1,000 × Initial Interest Rate

•       On each Interest Payment Date occurring after the first Interest Payment Date, the investor will receive an amount equal to the product of (a) the principal amount of the Notes and (b) the lesser of (i) the Maximum Interest Rate and (ii) the Currency Performance on the related Valuation Date, calculated as follows per $1,000 principal amount Note:

$1,000 × the lesser of (a) Maximum Interest Rate and (b) Currency Performance

If the Australian dollar weakens relative to the U.S. dollar as measured from the Initial Valuation Date to any Valuation Date, the amount of interest payable on the related Interest Payment Date will be negatively affected and will be less than the Initial Interest Rate; provided, however, the Interest Amount will not be less $0.00 on any Interest Payment Date.

Initial Interest Rate:	[6.50% - 8.50%] per annum. The Initial Interest Rate will be determined on the Initial Valuation Date and will not be less than 6.50% per annum.

Maximum Interest Rate:	10.00% per annum.

Currency Performance:	For any Valuation Date, the performance of the AUDUSD Currency Exchange Rate from the Initial Valuation Date to such Valuation Date, calculated as follows:

AUDUSDInitial:	The AUDUSD Currency Exchange Rate on the Initial Valuation Date, determined as described under “Reference Asset” above.

AUDUSD(i):	The AUDUSD Currency Exchange Rate on the related Valuation Date, determined as described under “Reference Asset” above.

Leverage Factor:	A percentage equal to 1 + the Initial Interest Rate. The Leverage Factor will be determined on the Initial Valuation Date and will not be less than 106.50%.

Interest Payment Dates: [2,4]	Annually, on the 30th of September during the term of the Notes, commencing on September 30, 2012, subject to the Following Business Day Convention. The Maturity Date will be the final Interest Payment Date.

Valuation Dates: [2]	Three (3) Scheduled Trading Days prior to each related Interest Payment Date.

Redemption at the Option of the Issuer:	We may redeem your Notes, in whole but not in part, at the Redemption Price set forth below, on any Interest Payment Date, commencing on September 30, 2012, provided we give at least 5 Business Days prior written notice to The Bank of New York Mellon, the trustee under the Senior Debt Indenture dated September 16, 2004. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:	If we exercise our redemption option, Barclays Bank PLC will pay you on the Early Redemption Date the Redemption Price equal to the principal amount of the Notes plus the unpaid Interest Amount due on the Early Redemption Date.

Scheduled Trading Day:	A day on which (1) the AUDUSD Currency Exchange Rate is reported on the relevant the Reuters as specified above, and (2) trading is generally conducted in the interbank market, in each case as determined by the calculation agent in its sole discretion.

Business Days:	New York and London

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738KUR0 and US06738KUR03

[1]

Expected. In the event we make any change to the expected Initial Valuation Date and Issue Date, the Valuation Dates and Maturity Date will be changed so that the stated term of the Notes remains the same.

[2]

Subject to postponement in the event of a Market Disruption Event as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”.

[3]

For a description of adjustments that may affect the AUDUSD Currency Exchange Rate, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

[4]

If, due to a Market Disruption Event, a Valuation Date is postponed, the corresponding Interest Payment Date or Maturity Date, as applicable, will be postponed by the same number of Scheduled Trading Days from but excluding the originally scheduled Valuation Date to and including the actual Valuation Date. In no event will an Interest Payment Date or the Maturity Date be postponed by more than five Scheduled Trading Days.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-6 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100.00%	[—]%	[—]%
Total	$[—]	$[—]	$[—]

‡

Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this preliminary pricing supplement. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SCENARIO ANALYSIS AND HYPOTHETICAL EXAMPLES

The scenario analysis, tables, and hypothetical examples set forth below are provided for illustration purposes only and do not purport to be representative of every possible scenario concerning increases or decreases in the AUDUSD Currency Exchange Rate over the term of the Notes. The scenario analysis, tables, and hypothetical examples below assume an Initial Interest Rate of 6.50% per annum, a Leverage Factor of 106.50%, and an AUDUSD Currency Exchange Rate on the Initial Valuation Date of 0.9700. The actual Initial Interest Rate, Leverage Factor and AUDUSD Currency Exchange will be determined on the Initial Valuation Date.

The Interest Amount payable on the first Interest Payment Date will be an amount equal to the product of the principal amount and the Initial Interest Rate, as described on the cover of this preliminary pricing supplement. The following table illustrates the hypothetical Interest Amounts on any Interest Payment Date occurring after the first Interest Payment Date, assuming the AUDUSD Currency Exchange Rate on the related Valuation Date as indicated in the table. Numbers in the table have been rounded for ease of analysis.

AUDUSD Currency Exchange Rate on Valuation Date	Currency Performance	Interest Amount (in USD)
1.2000	31.75%	$100.00
1.1000	20.77%	$100.00
1.0019	10.00%	$100.00
1.0000	9.79%	$97.94
0.9900	8.70%	$86.96
0.9850	8.15%	$81.47
0.9800	7.60%	$75.98
0.9750	7.05%	$70.49
0.9700	6.50%	$65.00
0.9600	5.40%	$54.02
0.9500	4.30%	$43.04
0.9400	3.21%	$32.06
0.9300	2.11%	$21.08
0.9200	1.01%	$10.10
0.9108	0.00%	$0.00
0.9100	-0.09%	$0.00
0.9000	-1.19%	$0.00
0.8900	-2.28%	$0.00
0.8800	-3.38%	$0.00

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Hypothetical Examples:

The following examples show scenarios for calculations of Interest Amounts on the Valuation Dates, assuming no Redemption at the Option of the Issuer occurs over the term of the Notes. The actual term of the Notes will be determined on the Initial Valuation Date. The hypothetical AUDUSD Currency Exchange Rates for each of Valuation Date have been chosen for the purpose of illustration only and should not be taken as indicative of the future performance of the AUDUSD Currency Exchange Rate. Numbers in the examples have been rounded for ease of analysis. The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage, that results from comparing total payments on the Notes (including all interest payments, if any, and the repayment of principal at maturity) per $1,000 principal amount Note to $1,000.

Example 1

The Australian dollar weakens against the U.S. dollar over the term of the Notes, as measured on the Valuation Dates.

Interest Payment Date	AUDUSD Currency Exchange Rate on related Valuation Date	Currency Performance	Interest Amount
Sep 2012	0.9500	4.30%	$65.00
Sep 2013	0.9108	0.00%	$0.00
Sep 2014	0.9000	-1.19%	$0.00
Sep 2015	0.9010	-1.08%	$0.00
Sep 2016	0.8050	-11.62%	$0.00
Sep 2017	0.8000	-12.16%	$0.00
Sep 2018	0.8900	-2.28%	$0.00
Sep 2019	0.9005	-1.13%	$0.00
Sep 2020	0.9000	-1.19%	$0.00
Sep 2021	0.8800	-3.38%	$0.00
Sum of interest payments over the term of the Notes:			$65.00

On the first Interest Payment Date, the Interest Amount is calculated as follows per $1,000 principal amount Note:

$1,000 × Initial Interest Rate =

$1,000 × 6.50% = $65.00

On each Interest Payment Date occurring after the first Interest Payment Date, the Interest Amount is calculated as follows per $1,000 principal amount Note:

$1,000 × the lesser of (a) Maximum Interest Rate and (b) Currency Performance

For example, the Interest Amount payable on the second Interest Payment Date is calculated as follows:

In Example 1, the investor receives a total of $65.00 in interest payments over the term of the Notes, resulting in a total return on the Notes of 6.50%.

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Example 2

The Australian dollar both strengthens and weakens against the U.S. dollar over the term of the Notes, as measured on the Valuation Dates.

Interest Payment Date	AUDUSD Currency Exchange Rate on related Valuation Date	Currency Performance	Interest Amount
Sep 2012	1.1000	20.77%	$65.00
Sep 2013	1.2000	31.75%	$100.00
Sep 2014	1.3000	42.73%	$100.00
Sep 2015	1.0000	9.79%	$97.94
Sep 2016	0.9000	-1.19%	$0.00
Sep 2017	0.9200	1.01%	$10.10
Sep 2018	0.8900	-2.28%	$0.00
Sep 2019	0.8000	-12.16%	$0.00
Sep 2020	0.9000	-1.19%	$0.00
Sep 2021	0.9050	-0.64%	$0.00
Sum of interest payments over the term of the Notes:			$373.04

On the first Interest Payment Date, the Interest Amount is calculated as follows per $1,000 principal amount Note:

$1,000 × Initial Interest Rate =

$1,000 × 6.50% = $65.00

On each Interest Payment Date occurring after the first Interest Payment Date, the Interest Amount is calculated as follows per $1,000 principal amount Note:

$1,000 × the lesser of (a) Maximum Interest Rate and (b) Currency Performance

For example, the Interest Amount payable on the second Interest Payment Date is calculated as follows:

In Example 2, the investor receives a total of $373.04 in interest payments over the term of the Notes, resulting in a total return on the Notes of 37.3%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payments on each Interest Payment Date, the Valuation Dates, the Maturity Date, and the AUDUSD Currency Exchange Rate are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a Market Disruption Event as well as the consequences of that Market Disruption Event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

PPS-4

The tax treatment of your Notes depends upon whether it is reasonably expected that the return on the Notes during the first half of the Notes’ term will be significantly greater or less than the return on the Notes during the second half of the Notes’ term (“Front- or Back- Loaded”). We do not expect interest on the Notes to be Front- or Back-Loaded and we intend to report payments on the Notes in accordance with such position. This determination is made solely for tax purposes based on currently available objective economic information and is not a prediction or guarantee of the timing or amount of the payments on your Notes.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, based on the representation of the Issuer that the Notes are not expected to be Front-Loaded or Back-Loaded, it would be reasonable to treat your Notes as debt instruments subject to the rules applicable to variable rate debt instruments. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such.

If your Notes are so treated, you will generally be taxed on any interest on the Notes as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes. Upon the sale, redemption or maturity of your Notes, you should generally recognize gain or loss in an amount equal to the difference, if any, between the amount you receive at such time (excluding amounts attributable to accrued but unpaid interest) and the amount you paid for your Notes. If you hold your Notes to maturity or until they are redeemed, such gain or loss should generally be capital gain or loss. Capital gain or loss with respect to the Notes should generally be long-term capital gain or loss if you have held your Notes for more than one year.

If you sell your Notes prior to maturity, any gain or loss you recognize would likely be exchange gain or loss to the extent such gain or loss is attributable to changes in the AUDUSD exchange rate over the term of the Notes, and thereafter would likely be capital gain or loss. Exchange gain or loss would only be recognized to the extent of the total gain or loss you recognize with respect to your Notes. Exchange gain or loss is generally treated as U.S. source ordinary income or loss.

The rules that govern variable rate debt instruments that provide for one or more payments determined by reference to exchange rates are unclear and it could be asserted that the Notes should be taxed differently than in the manner described above. For example, it is possible that the entire amount of any gain or loss you recognize upon the sale of your Notes could be treated as capital gain or loss. You are urged to consult your tax advisor as to the tax consequences of investing in the Notes.

If you purchase your Notes for an amount that differs from the principal amount of the Notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium.” These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

Because the application of the variable rate debt instrument rules to the Notes is not entirely clear, it is also possible that the Internal Revenue Service could assert that the Notes should be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If the Notes are treated as contingent payment debt instruments, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the payments that are made annually on the Notes, if any. You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule. In addition, any gain you may recognize on the sale, redemption or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss. You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

It is also possible that the Internal Revenue Service could determine that the Notes should be subject to special rules for notes that provide for alternative payment schedules if one of such schedules is significantly more likely than not to occur. If your Notes are subject to those rules, you would generally be required to include the stated interest on your Notes in income as it accrues even if you are otherwise subject to the cash basis method of accounting for tax purposes. You should consult your tax advisor as to the rules that govern notes that provide for alternative payment schedules.

PPS-5

For a further discussion of the variable rate debt instrument rules, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the accompanying prospectus supplement. For a further discussion of the contingent payment debt instrument rules, please see the section titled “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Treasury Regulations Requiring Disclosure of Reportable Transactions—Treasury regulations require U.S. taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds. Under these regulations, a U.S. holder that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of the Notes.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (such as your Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The Internal Revenue Service has suspended this filing requirement for tax returns that are filed before it issues the form on which to report the relevant information. However, once the Internal Revenue Service issues the form, taxpayers that were not required to report in prior years because of the suspension will nevertheless be required to report the relevant information for such prior years on such form. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the AUDUSD Currency Exchange Rate or the Australian dollar. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Characterized as Benefiting From Full Principal Protection”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets that are Currencies, an Index Containing Currencies, Shares or Other Interests in an Exchange-Traded Fund Invested in Currencies or Based in Part on Currencies”.

In addition to the risks discussed under the headings above, you should consider the following:

•

You May Not Receive Any Interest Payments on One or More Interest Payment Dates—In respect of the Interest Payment Dates occurring after the first Interest Payment Date, the Notes do not guarantee any interest payments if the Australian dollar depreciates relative to the U.S. dollar. The interest payments are linked to the performance of the Australian dollar relative to the U.S. dollar and will depend on whether, and the extent to which, the Australian dollar strengthens or weakens against the U.S. dollar. If the product of the AUDUSD Currency Exchange Rate on a Valuation Date and the Leverage Factor does not exceed the AUDUSD Currency Exchange Rate on the Initial Valuation Date, the Interest Amount on the related Interest Payment Date will equal $0.00.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary

PPS-6

market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

The Notes May be Redeemed Prior To Maturity—The Issuer may, in its sole discretion, elect to redeem the Notes in whole, but not in part, on any Interest Payment Date scheduled to occur on or after September 30, 2012 at a Redemption Price equal to the principal amount of the Notes plus the unpaid Interest Amount, if any, due on the Early Redemption Date, by giving at least 5 Business Days prior written notice. In this event, you will not receive any further interest payments on the Notes and you may not be able to reinvest the proceeds of your redemption amount in a similar product with similar terms.

•

Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the prospectus supplement, and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•

Investing in the Notes is Not Equivalent to Investing Directly in the Australian dollar—Any payments you receive on the Notes may be lower than you would have received if you had invested directly in the Australian dollar. Additionally, the interest payments, which are based on the performance of the AUDUSD Currency Exchange Rate, are calculated pursuant the formulas set forth above and not on any other formula that could be used to calculate currency returns.

•

Your Return on the Securities Is Limited by the Maximum Interest Rate—If the product of the AUDUSD Currency Exchange Rate on a Valuation Date and the Leverage Factor exceeds the AUDUSD Currency Exchange Rate on the Initial Valuation Date, the Issuer will pay you on the related Interest Payment Date an Interest Amount that will not exceed a predetermined percentage of the principal amount, regardless of the increase in the AUDUSD Currency Exchange Rate, which may be significant. We refer to this percentage as the Maximum Interest Rate, which is equal to 10%. As a result, your return on the Notes may be less than the return on a hypothetical direct investment in the Australian dollar or other financial instruments linked to the AUDUSD Currency Exchange Rate.

•

Interest Payments on the Notes May Be Less Than Interest Payments on a Standard Debt Security of Comparable Maturity—Because the Interest Amount on the Notes (after the first Interest Payment Date upon which the fixed Initial Interest Rate is payable) is based on the AUDUSD Currency Exchange Rate, you will be exposed to risks not associated with a conventional fixed or floating rate debt instrument. If the AUDUSD Currency Exchange Rate decreases (reflecting the weakening of the Australian dollar relative to the U.S. dollar) from the Initial Valuation Date to any Valuation Date, the Currency Performance used to calculate the Interest Amount for the related Interest Payment Date will be less than the Initial Interest Rate of [6.50]% and may be zero; as a result, the Interest Amount for the Notes may be less than coupons payable on a fixed or floating rate Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition the AUDUSD Currency Exchange Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility the AUDUSD Currency Exchange Rate;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting the AUDUSD Currency Exchange Rate; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the U.S. dollar per Australian dollar exchange rate from January 1, 2000 through August 30, 2011 (based on the daily, closing spot exchange rates from Bloomberg L.P.). On August 30, 2011, such U.S. dollar per Australian dollar closing spot rate was 0.9700.

PPS-7

We obtained the information regarding the U.S. dollar per Australian dollar exchange rate from Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance of the U.S. dollar per Australian dollar exchange rate below should not be taken as an indication of future performance, and no assurance can be given as to the AUDUSD Currency Exchange Rate on any Valuation Date. We cannot give you assurance that the performance of the AUDUSD Currency Exchange Rate will result in any interest payments over the term of the Notes other than the Interest Amount payable on the first Interest Payment Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS-8